Exhibit 3.1

THIRD AMENDMENT

TO

AMENDED AND RESTATED BY-LAWS

OF

P.A.M. TRANSPORTATION SERVICES, INC.

The Amended and Restated By-Laws, as amended (the “Bylaws”), of P.A.M. Transportation Services, Inc., a Delaware corporation, are hereby amended as follows:

1.       Section 13 of Article II of the Bylaws is deleted in its entirety and replaced with the following:

SECTION  13.   ACTION WITHOUT FORMAL MEETING.  Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the Board or committee in the same paper or electronic form as the minutes are maintained.

Adopted effective as of March 4, 2021.